Exhibit (a)(5)(xxii)

For Immediate Release

Contact:	Jennifer Glass
Oracle Corp.
(650) 633-6192
jennifer.glass@oracle.com

ORACLE MAKES PUBLIC COMMITMENT TO PEOPLESOFT CUSTOMERS

REDWOOD SHORES, Calif., June 20, 2003—Oracle Corp., (Nasdaq: ORCL) issued the following statement from Larry Ellison, Chairman and CEO, Oracle Corporation:

“PeopleSoft executives are traveling around telling customers that we will ‘kill’ PeopleSoft’s products and force them to move to Oracle’s applications. These are lies and scare tactics. We will continue to develop and improve PeopleSoft’s products for at least the next ten years — even longer, if customers require further support. We will have more than 4,000 engineers supporting PeopleSoft customers all over the world, and they can stay on PeopleSoft applications or migrate to Oracle applications at their discretion. It’s entirely their choice.

To make it crystal clear where we stand on PeopleSoft products and customers, the 40,000 Oracle employees today are making the following public commitment to PeopleSoft customers:

1.	We will not shut down PeopleSoft products.
2.	You will not be forced to convert to Oracle E-Business Suite applications.
3.	We will provide high quality, truly global customer service for PeopleSoft products through our award-winning customer support organization, which will include PeopleSoft specialists.
4.	We will extend the support period for PeopleSoft products beyond the timeframe PeopleSoft itself has committed to and into the next decade.

5.	We will take no action that reduces the functionality of your PeopleSoft implementations.
6.	We will increase the value of your PeopleSoft investments through ongoing enhancements and maintenance delivered by one of the largest software development organizations in the world.
7.	If and only if you elect to do so, you may move to the Oracle E-Business Suite via FREE module-for-module upgrades.

Don’t be a victim of scare tactics. We would not offer more than $6 billion in cash unless we really wanted you to be our customers. Our investment only pays off for our shareholders if we keep you happy. And we will. Customer satisfaction is our highest priority.

We know how to do this. Ask any customer from our Rdb database acquisition from Digital Equipment Corporation. Nearly nine years later, we are still providing world-class support to thousands of Rdb customers running mission-critical applications.”

The solicitation and the offer to buy PeopleSoft’s common stock is only made pursuant to the Offer to Purchase and related materials that Oracle Corporation and Pepper Acquisition Corp. filed on June 9, 2003, as amended June 18, 2003. Stockholders should read the Offer to Purchase and related materials carefully because they contain important information, including the terms and conditions of the offer. Stockholders can obtain the Offer to Purchase and related materials free at the SEC’s website at www.sec.gov, from Credit Suisse First Boston LLC, the Dealer Manager for the offer, from MacKenzie Partners, the Information Agent for the offer, or from Oracle Corporation.

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